CUSIP NO. G38644 103	13D	Page 1 of 20

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

GigaCloud Technology Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.05 per share

(Title of Class of Securities)

G38644 103

(CUSIP Number)

Matthew C. Bonner

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Anthony Bishop, Esq.

Christopher Partin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G38644 103	13D	Page 2 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IV, L.P. (“DCM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 3 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IV, L.P. (“Affiliates IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 4 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IV, L.P. (“DGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 5 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IV, Ltd. (“UGP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G38644 103	13D	Page 6 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM IX, L.P. (“DCM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,310,702 Class A ordinary shares, except that DCM Investment Management IX, L.P. (“DGP IX”), the general partner of DCM IX, and DCM International IX, Ltd. (“UGP IX”), the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin, Bonner and Andre G. Levi (“Levi”), the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

1,310,702 Class A ordinary shares, except that DGP IX, the general partner of DCM IX, and UGP IX, the general partner of DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,310,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 7 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund IX, L.P. (“Affiliates IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
96,111 Class A ordinary shares, except that DGP IX, the general partner of Affiliates IX, and UGP IX, the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
96,111 Class A ordinary shares, except that DGP IX, the general partner of Affiliates IX, and UGP IX, the general partner of DGP, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	96,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 8 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management IX, L.P. (“DGP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,406,813 Class A ordinary shares of which 1,310,702 are directly owned by DCM IX and 96,111 of which are directly owned by Affiliates IX. DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to vote these shares, except that UGP IX, the general partner of DGP IX, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,406,813 Class A ordinary shares of which 1,310,702 are directly owned by DCM IX and 96,111 of which are directly owned by Affiliates IX. DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to dispose of these shares, except that UGP IX, the general partner of DGP IX, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,406,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. G38644 103	13D	Page 9 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International IX, Ltd. (“UGP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,406,813 Class A ordinary shares of which 1,310,702 are directly owned by DCM IX and 96,111 of which are directly owned by Affiliates IX. UGP IX is the general partner of DGP IX, the general partner of each of DCM IX and Affiliates IX, and may be deemed to have sole power to vote these shares, except DGP IX, the general partner of each of DCM IX and Affiliates IX, may be deemed to have sole power to vote these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,406,813 Class A ordinary shares of which 1,310,702 are directly owned by DCM IX and 96,111 of which are directly owned by Affiliates IX. UGP IX is the general partner of DGP IX, the general partner of each of DCM IX and Affiliates IX, and may be deemed to have sole power to dispose of these shares, except DGP IX, the general partner of DCM IX, may be deemed to have sole power to dispose of these shares, and Lin, Bonner and Levi, the directors of UGP IX, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,406,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. G38644 103	13D	Page 10 of 20

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Lin is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Lin is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,406,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G38644 103	13D	Page 11 of 20

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Bonner is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Bonner is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,406,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G38644 103	13D	Page 12 of 20

1	NAME OF REPORTING PERSON Andre G. Levi (“Levi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Levi is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,406,813 Class A ordinary shares of which 1,310,702 are owned directly by DCM IX and 96,111 are owned directly by Affiliates IX. Levi is a director of UGP IX, the general partner of DGP IX, which is the general partner of each of DCM IX and Affiliates IX, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,406,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. G38644 103	13D	Page 13 of 20

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 8 (“Amendment No. 8”) amends and restates the Schedule 13D that was originally filed on August 18, 2022 as amended by Amendment No. 1 filed on June 6, 2023, Amendment No. 2 filed on December 29, 2023, Amendment No. 3 filed on May 22, 2024, Amendment No. 4 filed on May 24, 2024, Amendment No. 5 filed on June 21, 2024, Amendment No. 6 filed on July 2, 2024 and Amendment No. 7 filed on July 10, 2024 (the “Original Schedule 13D”). This Amendment No. 8 relates to the Class A ordinary shares, par value $0.05 per share (the “Ordinary Shares”), of GigaCloud Technology Inc., a Cayman Islands exempted corporation (the “Company”). The Company’s principal executive offices are located at 4388 Shirley Avenue, El Monte, CA, 91731. This Amendment No. 8 is being filed to reflect the disposition of Class A ordinary shares by DCM IV and Affiliates IV. The filing of this Amendment No. 8 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 8 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Amendment No.8 is being filed on behalf of: (i) DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), (ii) DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“Affiliates IV”), (iii) DCM IX, L.P., a Cayman Islands exempted limited partnership (“DCM IX”), (iv) DCM Affiliates Fund IX, L.P., a Cayman Islands exempted limited partnership (“Affiliates IX”), (v) DCM Investment Management IV, L.P., a Cayman Islands exempted limited partnership (“DGP IV”), (vi) DCM Investment Management IX, L.P., a Cayman Islands exempted limited partnership (“DGP IX”), (vii) DCM International IV, Ltd., a Cayman Islands exempted company (“UGP IV”), (viii) DCM International IX, Ltd., a Cayman Islands exempted company (“UGP IX”), and (ix) F. Hurst Lin (“Lin”), a citizen of the United States, (x) Matthew C. Bonner (“Bonner”), a citizen of the United States, and Andre G. Levi (“Levi”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM IV, Affiliates IV, DCM IX and Affiliates IX are venture capital funds. DGP IV is the general partner of each of DCM IV and Affiliates IV and UGP IV is the general partner of DGP IV. DGP IX is the general partner of each of DCM IX and Affiliates IX and UGP IX is the general partner of DGP IX. Lin and Bonner are the directors of each of UGP IV and UGP IX and Levi is a director of UGP IX (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

In September 2006, DCM IV and Affiliates IV (along with DT Ventures China Fund II, L.P. (“DT”)) lent loans with an aggregate amount of $600,000 to the Company. The loans assumed an interest rate of 7.04% per annum.

In November 2006, DCM IV, Affiliates IV and DT respectively, entered into a Share Subscription Agreement with the Company to subscribe for 83,477 shares, 2,123 shares and 36,400 shares of Series A Convertible Preferred Shares (in aggregate of 122,000 shares, “Series A Preferred Shares”), at US$50 per share with total cash consideration of US$6,100,000. On the same day, DCM IV, Affiliates IV and DT converted the loans and accrued interest, with total amount of US$610,000, into 8,322 shares, 211 shares and 3,657 shares of Series A Preferred Shares, respectively, (12,190 shares in aggregate), at US$50 per share. All of the preferred shares held by DCM IV and Affiliates IV were converted, in connection with the Company’s initial public offering on August 18, 2022, as Class A ordinary shares on the basis of one preferred share for each Class A ordinary share.

CUSIP NO. G38644 103	13D	Page 14 of 20

In February 2009, DCM IV and Affiliates IV (along with DT) lent loans with an aggregate amount of $2,500,000 to the Company. The loans did not bear an interest rate.

In February 2013, DCM IV, Affiliates IV and DT respectively entered into a Share Subscription Agreement with the Company to subscribe for to 4,462,264, 113,478 and 1,708,431 of Series B Convertible Preferred Shares (in aggregate of 6,284,173 shares, “Series B Preferred Shares”), at US$0.32 per share with total consideration of US$2,000,000. On the same day, DCM IV, Affiliates IV and DT converted the loans with total amount of US$2,500,000 into 5,373,699 shares, 136,656 shares and 2,344,859 shares of Series B Preferred Shares, respectively, (7,855,214 shares in aggregate) at US$0.32 per share.

In February 2013, the Company entered into a share repurchase agreement, pursuant to which the Company repurchased 4,075,522 shares, 103,643 shares and 1,539,677 shares of Series B Preferred Shares from DCM IV, Affiliates IV and DT, respectively, (in aggregate of 5,718,842 shares, “Repurchased Shares”), at a repurchase consideration of one U.S. dollar for each investor. All of these Repurchased Shares were canceled immediately on the same day. The Company considered such repurchase a linked transaction with the subscription of Series B Preferred Shares as mentioned in above.

In August 2014, the Company acquired Comptree International Limited (“Comptree”) in part by issuing 964,981 ordinary shares to DCM IV and 24,540 ordinary shares to Affiliates IV with such shares measured by the Company at their fair value as of the acquisition date (with fair value estimated based on a discounted cash flow method as of the valuation date).

The Company’s initial public offering was effective as of August 17, 2022 and closed on August 18, 2022. All series A preferred shares and series B preferred shares held by DCM IV and Affiliates IV were automatically re-classified and re-designated as Class A ordinary shares upon the completion of the Company’s initial public offering on August 18, 2022 at an initial conversion ratio of one-to-one into an aggregate of Class A ordinary shares.

In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, DCM IX and Affiliates IX entered into a Share Purchase Agreement with the Company pursuant to which DCM IX acquired 760,528 Class A ordinary shares and Affiliates IX acquired 55,772 Class A ordinary shares, at a purchase price of $12.25 per Class A ordinary share, for an aggregate purchase price of $9,999,675.

On March 24, 2023 DCM IX purchased 52,865 Class A ordinary shares and Affiliates IX purchased 3,877 Class A ordinary shares at a price of $5.2475 per share, or $297,754.30 in the aggregate, in an open market purchase.

On March 27, 2023 DCM IX purchased 25,260 Class A ordinary shares and Affiliates IX purchased 1,852 Class A ordinary shares at a price of $5.3691 per share, or $145,568.19 in the aggregate, in an open market purchase.

On March 28, 2023 DCM IX purchased 1,968 Class A ordinary shares and Affiliates IX purchased 144 Class A ordinary shares at a price of $5.5298 per share, or $11,678.90 in the aggregate, in an open market purchase.

On March 30, 2023 DCM IX purchased 41,025 Class A ordinary shares and Affiliates IX purchased 3,009 Class A ordinary shares at a price of $5.9957 per share, or $264,013.44 in the aggregate, in an open market purchase.

On March 31, 2023 DCM IX purchased 27,951 Class A ordinary shares and Affiliates IX purchased 2,049 Class A ordinary shares at a price of $6.2680 per share, or $188,040.00 in the aggregate, in an open market purchase.

On May 30, 2023 DCM IX purchased 91,095 Class A ordinary shares and Affiliates IX purchased 6,680 Class A ordinary shares at a price of $6.8926 per share, or $673,926.19 in the aggregate, in an open market purchase.

On May 31, 2023 DCM IX purchased 47,543 Class A ordinary shares and Affiliates IX purchased 3,486 Class A ordinary shares at a price of $6.7212 per share, or $342,977.91 in the aggregate, in an open market purchase.

On June 1, 2023 DCM IX purchased 41,582 Class A ordinary shares and Affiliates IX purchased 3,049 Class A ordinary shares at a price of $6.7819 per share, or $302,681.59 in the aggregate, in an open market purchase.

CUSIP NO. G38644 103	13D	Page 15 of 20

On June 2, 2023 DCM IX purchased 67,162 Class A ordinary shares and Affiliates IX purchased 4,924 Class A ordinary shares at a price of $ 6.8914 per share, or $ 496,771.04 in the aggregate, in an open market purchase.

On June 5, 2023 DCM IX purchased 33,479 Class A ordinary shares and Affiliates IX purchased 2,454 Class A ordinary shares at a price of $ 6.8247 per share, or $ 245,233.17 in the aggregate, in an open market purchase.

On June 6, 2023 DCM IX purchased 29,449 Class A ordinary shares and Affiliates IX purchased 2,159 Class A ordinary shares at a price of $ 6.8351 per share, or $ 216,043.20 in the aggregate, in an open market purchase.

On June 7, 2023 DCM IX purchased 29,778 Class A ordinary shares and Affiliates IX purchased 2,183 Class A ordinary shares at a price of $ 7.0282 per share, or $ 224,627.52 in the aggregate, in an open market purchase.

On June 8, 2023 DCM IX purchased 39,516 Class A ordinary shares and Affiliates IX purchased 2,897 Class A ordinary shares at a price of $ 7.0352 per share, or $ 298,383.21 in the aggregate, in an open market purchase.

On June 9, 2023 DCM IX purchased 21,501 Class A ordinary shares and Affiliates IX purchased 1,576 Class A ordinary shares at a price of $ 7.0139 per share, or $ 161,860.23 in the aggregate, in an open market purchase.

On December 12, 2023 DCM IV sold 117,114 Class A ordinary shares and Affiliates IV sold 2,978 Class A ordinary shares at a price of $14.1935 per share, or $1,704,525.80 in the aggregate, in an open market sale.

On December 19, 2023 DCM IV sold 491,068 Class A ordinary shares and Affiliates IV sold 12,488 Class A ordinary shares at a price of $16.3436 per share, or $8,229,917.84 in the aggregate, in an open market sale.

On December 19, 2023 DCM IV sold 1,829,818 Class A ordinary shares and Affiliates IV sold 46,534 Class A ordinary shares at a price of $14.5500 per share, or $27,300,921.60 in the aggregate, in a block trade.

On March 19, 2024 DCM IV sold 129,796 Class A ordinary shares and Affiliates IV sold 3,301 Class A ordinary shares at a price of $30.1615 per share, or $4,014,405.17 in the aggregate, in an open market sale.

On March 28, 2024 DCM IV sold 92,072 Class A ordinary shares and Affiliates IV sold 2,341 Class A ordinary shares at a price of $27.3804 per share, or $2,585,065.71 in the aggregate, in an open market sale.

On May 14, 2024 DCM IV sold 90,582 Class A ordinary shares and Affiliates IV sold 2,304 Class A ordinary shares at a price of $36.7821 per share, or $3,416,542.14 in the aggregate, in an open market sale.

On May 15, 2024 DCM IV sold 138,418 Class A ordinary shares and Affiliates IV sold 3,520 Class A ordinary shares at a price of $36.8162 per share, or $5,225,617.80 in the aggregate, in an open market sale.

On May 16, 2024 DCM IV sold 39,139 Class A ordinary shares and Affiliates IV sold 995 Class A ordinary shares at a price of $36.2089 per share, or $1,453,208 in the aggregate, in an open market sale.

On May 17, 2024 DCM IV sold 146,147 Class A ordinary shares and Affiliates IV sold 3,717 Class A ordinary shares at a price of $37.3726 per share, or $5,600,807.33 in the aggregate, in an open market sale.

On June 11, 2024 DCM IV sold 170,834 Class A ordinary shares and Affiliates IV sold 4,344 Class A ordinary shares at a price of $33.1591 per share, or $5,808,744.82 in the aggregate, in an open market sale.

On June 12, 2024 DCM IV sold 89,505 Class A ordinary shares and Affiliates IV sold 2,276 Class A ordinary shares at a price of $32.6259 per share, or $2,994,437.73 in the aggregate, in an open market sale.

On June 13, 2024 DCM IV sold 84,886 Class A ordinary shares and Affiliates IV sold 2,159 Class A ordinary shares at a price of $32.2313 per share, or $2,805,573.51 in the aggregate, in an open market sale.

On June 14, 2024 DCM IV sold 105,145 Class A ordinary shares and Affiliates IV sold 2,673 Class A ordinary shares at a price of $30.9959 per share, or $3,341,915.95 in the aggregate, in an open market sale.

CUSIP NO. G38644 103	13D	Page 16 of 20

On June 17, 2024 DCM IV sold 127,369 Class A ordinary shares and Affiliates IV sold 3,238 Class A ordinary shares at a price of $ $30.2124 per share, or $3,945,960.93 in the aggregate, in an open market sale.

On June 18, 2024 DCM IV sold 46,587 Class A ordinary shares and Affiliates IV sold 1,185 Class A ordinary shares at a price of $30.0726 per share, or $1,436,628.25 in the aggregate, in an open market sale.

On June 20, 2024 DCM IV sold 15,596 Class A ordinary shares and Affiliates IV sold 397 Class A ordinary shares at a price of $30.1416 per share, or $482,054.61 in the aggregate, in an open market sale.

On June 24, 2024 DCM IV sold 58,497 Class A ordinary shares and Affiliates IV sold 1,487 Class A ordinary shares at a price of $29.2636 per share, or $1,755,347.78 in the aggregate, in an open market sale.

On June 25, 2024 DCM IV sold 79,515 Class A ordinary shares and Affiliates IV sold 2,022 Class A ordinary shares at a price of $29.8324 per share, or $2,432,444.40 in the aggregate, in an open market sale.

On June 26, 2024 DCM IV sold 131,222 Class A ordinary shares and Affiliates IV sold 3,337 Class A ordinary shares at a price of $29.9874 per share, or $4,035,074.56 in the aggregate, in an open market sale.

On June 27, 2024 DCM IV sold 90,900 Class A ordinary shares and Affiliates IV sold 2,311 Class A ordinary shares at a price of $29.6637 per share, or $2,764,983.14 in the aggregate, in an open market sale.

On June 28, 2024 DCM IV sold 145,981 Class A ordinary shares and Affiliates IV sold 3,712 Class A ordinary shares at a price of $30.1867 per share, or $4,518,737.68 in the aggregate, in an open market sale.

On December 6, 2024 DCM IV sold 2,597,030 Class A ordinary shares and Affiliates IV sold 66,046 Class A ordinary shares at a price of $21.8000 per share, or $58,055,056.80 in the aggregate, in an open market sale.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021 by and among the Company, DCM IV, Affiliates IV and certain other parties thereto or by the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, by and among the Company, DCM IV, Affiliates IV and certain other parties thereto.

Except as set forth in this Item 4 or in Item 3, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

CUSIP NO. G38644 103	13D	Page 17 of 20

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 13 for each Reporting Person was calculated based upon 32,894,923 outstanding Class A ordinary shares reported to be outstanding as of October 31, 2024 as disclosed by the Company in its Form 10-Q filed on November 7, 2024.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of DCM IV, Affiliates IV, DCM IX, Affiliates IX, DGP IV, DGP IX and the amended and restated articles of memorandum and association of UGP IV and UGP IX, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)        The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s securities as of December 6, 2024.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, DCM IV, Affiliates IV and certain other investors entered into a Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021, and the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. This summary description does not purport to be complete, and is qualified in its entirety by the Fifth Amended and Restated Shareholders’ Agreement, dated as of February 28, 2021, a copy of which is filed as Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 8, 2022, the Fourth Amended and Restated Registration Rights Agreement dated as of February 28, 2021, a copy of which is filed as Exhibit 4.3 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 8, 2022, each of which is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Company’s Prospectus filed on August 19, 2022 and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Amended and Restated Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit A of Exhibit 1.1 of the Company’s F-1, filed on July 8, 2022).
EXHIBIT 4.2	Fifth Amended and Restated Shareholders’ Agreement (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022).
EXHIBIT 4.3	Fourth Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022)
EXHIBIT 4.5	Form of Ordinary Share Purchase Warrant of the Company
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 of the Company, filed on July 8, 2022).

CUSIP NO. G38644 103	13D	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2024

DCM IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IV, L.P.

By: DCM Investment Management IV, L.P.
Its General Partner

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IV, L.P.

By: DCM International IV, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IV, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. G38644 103	13D	Page 19 of 20

DCM IX, L.P.

By: DCM Investment Management Ix, L.P.
Its General Partner

By: DCM International Ix, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Affiliates Fund IX, L.P.

By: DCM Investment Management IX, L.P.
Its General Partner

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT IX, L.P.

By: DCM International IX, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International IX, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

ANDRE G. LEVI

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. G38644 103	13D	Page 20 of 20

exhibit A

Amended and Restated Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of GigaCloud Technology Inc. shall be filed on behalf of each of the undersigned. Note that copies of the applicable Amended and Restated Agreement of Joint Filing are already on file with the appropriate agencies.